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1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

February 21, 2020

Mr. Ronald Alper

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street

Washington, DC 20549

Re:	Invesco Real Estate Income Trust Inc.

Draft Registration Statement on Form S-11

Submitted December 31, 2019

CIK No. 0001756761

This letter sets forth the confidential response of our client, Invesco Real Estate Income Trust Inc. (the “Issuer”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated January 22, 2020, pertaining to the Draft Registration Statement on Form S-11 (the “DRS”) that was confidentially submitted to the Commission on December 31, 2019. The Issuer has prepared and confidentially submitted herewith Amendment No. 1 to the DRS (“Amendment No. 1”) in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Issuer’s responses thereto.

DRS Submitted December 31, 2019

General

1.

Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Issuer notes that no written communications of the type described above have been prepared. If and when such written communications are prepared, the Issuer will supplementally provide copies thereof to the Commission.

Prospectus Summary

What is the per share purchase price, page 11

2.	Comment: Please describe the factors considered in determining the Class N shares offering price. See Item 505 of Regulation S-K.

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Mr. Ronald Alper

February 21, 2020

Response: As disclosed in the Issuer’s prospectus contained in Amendment No. 1 (the “Prospectus”), an affiliate of the Issuer’s sponsor has committed to purchase up to $20 million in shares of the Issuer’s Class N common stock (“Class N Shares”) prior to the commencement of the Issuer’s public offering and has made an initial purchase of $200,000 in Class N Shares at a purchase price of $25.00 per Class N Share. Also as disclosed in the Prospectus, the Issuer intends to conduct a private placement to third parties of up to $400 million in Class N shares of common stock prior to the commencement of the Issuer’s public offering (the “Private Offering”). At the initial closing in the Private Offering, the purchase price per Class N Share will also be $25.00. The initial $25.00 purchase price per Class N Share was determined by the Issuer’s board of directors in its sole discretion after considering the initial offering prices per share of other blind pool, non-listed REITs. Following the initial closing in the Private Offering, the purchase price per Class N Share sold in the Private Offering (and per Class N Shares purchased by the affiliate of the Issuer’s sponsor, as described above) will vary monthly and will equal the then-current “transaction price,” which will generally be the prior month’s net asset value (“NAV”) per Class N Share, as determined monthly by the Issuer. The Issuer will determine a NAV per Class N Share each month during the Private Offering using the same valuation methodologies and procedures as will be used to calculate a NAV per share of each class of the Issuer’s common stock during the Issuer’s public offering (as described in the Prospectus).

Net Asset Value Calculation and Valuation Guidelines

Valuation of Property-Level and Entity-Level Debt, page 143

3.	Comment: Please revise to disclose the methodology you will use to value your property-level debt and your entity-level debt after closing.

Response: The Issuer has revised the disclosure on page 143 of the Prospectus as requested. The Issuer also directs the Commission to the additional discussion of valuation of debt included in the subsection entitled “Liabilities” on page 145 of the Prospectus.

NAV and NAV per Share Calculation, page 145

4.

Comment: We note your disclosure on page 93 that for purposes of your financial reporting in accordance with GAAP, you will accrue the aggregate stockholder servicing fees at the commencement of the offering. Please tell us and revise your disclosure to clarify whether or not unpaid maximum stockholder servicing fees are reflected in your Net Asset Value calculation.

Response: The Issuer has revised the disclosure on page 145 of the Prospectus to clarify that unpaid maximum stockholder servicing fees are not reflected in the Issuer’s NAV calculations.

Stock Ownership of Certain Beneficial Owners and Management, page 161

5.

Comment: We note your disclosure on page 2 that you will terminate the Class N private offering prior to the commencement of this offering. Following the termination of the private offering, please update the beneficial ownership table to reflect the purchases by Invesco Realty, Inc. and any other greater than 5% beneficial owners.

Mr. Ronald Alper

February 21, 2020

Response: The Issuer will revise the beneficial ownership table in the Prospectus as requested following the termination of the Private Offering.

Share Repurchases, page 223

6.

Comment: Please tell us if shareholders are obligated to pay any unpaid maximum stockholder servicing fees or receive a reduction in redemption value for any unpaid maximum stockholder servicing fees to the extent Class T, S or D shares are redeemed before the maximum stockholder servicing fees are paid.

Response: Holders of the shares of the Issuer’s Class T, Class S and Class D common stock will not be obligated to pay any unpaid maximum stockholder servicing fees or receive a reduction in redemption value for any unpaid maximum stockholder servicing fees to the extent that shares of the Issuer’s Class T, Class S or Class D common stock are redeemed before the maximum stockholder servicing fees are paid.

7.

Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Issuer believes the Issuer’s share repurchase plan (the “Repurchase Plan”) is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. In particular, the Issuer is relying on the no action relief granted to Blackstone Real Estate Income Trust, Inc. (letter dated September 12, 2016) which was based on the following factors, each of which is consistent with the Repurchase Plan:

•

All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the Prospectus as well as any prospectus used for subsequent offerings, and the most recently determined NAV per share for each class of the Issuer’s common stock will always be available on the Issuer’s website and toll-free information line.

•

The Issuer will not solicit repurchases under the Repurchase Plan other than through the Prospectus and supplements thereto disclosing the transaction price and NAV per share of each class of the Issuer’s common stock. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Issuer. The role of the Issuer in effectuating repurchases under the Repurchase Plan will be ministerial.

Mr. Ronald Alper

February 21, 2020

•

Shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Issuer will file Prospectus supplements with the SEC with such frequency as is required by the Securities Act of 1933, as amended (the “Securities Act”), disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on the Issuer’s website and toll-free information line. Subject to the terms of the Repurchase Plan, the Issuer will repurchase shares at the transaction price per share for the applicable class of the Issuer’s common stock.

•

Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month.

•

Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of the Issuer’s common stock as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of Issuer’s common stock as of the last calendar day of the previous calendar quarter.

•

If the monthly or quarterly volume limitation is reached in any given month or the Issuer determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis.

•

Stockholders may withdraw any repurchase request by notifying the Issuer’s transfer agent on the Issuer’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable month.

•

Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a Prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Issuer, as well as on the Issuer’s website.

•

There will be no established regular trading market for the Issuer’s common stock. The Repurchase Plan will be terminated if the Issuer’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Issuer’s shares develops.

•

The Repurchase Plan is intended to remain open indefinitely for the life of the Issuer unless modified or suspended by the Issuer’s board of directors. The Issuer is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

Mr. Ronald Alper

February 21, 2020

•	The Repurchase Plan is open to all stockholders.

8.

Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Issuer acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Repurchase Plan and (ii) considering all of the elements of the Repurchase Plan in determining whether the Repurchase Plan is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The Issuer has reviewed the applicability of Regulation M to the Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

Supplemental Sales Material, page 229

9.

Comment: Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response: The Issuer acknowledges that sales materials to be used in connection with the Issuer’s offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with the Prospectus. The Issuer will submit all written sales material, including material that will be used only by broker-dealers, proposed to be transmitted to prospective investors, either orally or in writing, to the Commission prior to use for the duration of the Issuer’s registered offering.

Appendix A: Prior Performance Tables

Table III Operating Results of Prior Programs, page A-3

10.

Comment: With respect to the operating results of IREF IV and IREF III, we note your disclosure that the source of cash distribution came from operations and sales of properties. For IREF IV, we note that you had negative operating cash flows and no cash flow from investing activities. For IREF III, we note that you had negative operating cash flows or that your cash distributions exceeded your positive operating cash flows and that you had no cash flow from investing activities. Please advise or revise to clarify these discrepancies.

Mr. Ronald Alper

February 21, 2020

Response: As noted by the Staff, in Table III of the prior performance tables, IREF IV reported negative operating cash flows and no cash flow from investing activities, as well as payment of cash distributions from operations and sales of properties. IREF IV’s operating results are reported in such a manner because the operating results of IREF IV are completed in accordance with the AICPA Audit and Accounting Guide, Investment Companies (the “Investment Companies Guide”). Chapter 7 of the Investment Companies Guide dictates that cash flows from operating activities should include the fund’s investing activities which may include the following: (a) interest and dividends received, (b) operating expenses paid, (c) purchase of long-term investments (at cost), (d) sales of long-term investments (proceeds), (e) net sales or purchases of short-term investments and (f) cash flows for other types of investing activities. Because of these requirements, in addition to operating activities, IREF IV’s operating cash flows include outgoing cash flows to purchase investments as well as incoming cash flows from the sale of investments.

As noted by the Staff, in Table III of the prior performance tables, IREF III reported negative operating cash flows and that cash distributions exceeded positive operating cash flows or that there was no cash from investing activities. IREF III’s operating results are reported in such a manner because the operating results of IREF III are completed in accordance with the Investment Companies Guide as described in the paragraph above. Because of the requirements set forth in Chapter 7 of the Investment Companies Guide (as described in the paragraph above), in addition to operating activities, IREF III’s operating cash flows include outgoing cash flows to purchase investments as well as incoming cash flows from the sale of investments.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Aaron C. Hendricson, Alston & Bird LLP